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BB 3/17



04015639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
MAR - 8 2004
WASH. D.C.
158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-19952

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ **AND ENDING** ___12/31/03___

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

NEW SALEM INVESTMENT CORPORATION

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 SOUTH LASALLE STREET, SUITE 2320
(No. and Street)

___CHICAGO___   ___ILLINOIS___   ___60605___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___BRADFORD R. DOOLEY, CPA___   ___312-939-0477___
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT   whose opinion is contained in this Report*

___RAPACZ, LINDA CAROL___
(Name – if individual, last, first, middle name)

___13844 SOUTH MAPLE AVENUE___   ___ORLAND PARK___   ___ILLINOIS___   ___60462-1628___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions

PROCF...
APR 01 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

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* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).



OATH OR AFFIRMATION

I, _____ **DANIEL S. CURRAN** _____, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

____**NEW SALEM INVESTMENT CORPORATION**_____as of

____**DECEMBER 31, 2003**_____, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____**PRESIDENT**_____
Title

Subscribed and sworn to before me this ⎿S�⏌ day of
March, 2004

_____
Notary Public

> **OFFICIAL SEAL**
> **MAREN C. SLOTH**
> NOTARY PUBLIC, STATE OF ILLINOIS
> MY COMMISSION EXPIRES 3-26-2006

This report contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

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* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


NEW SALEM INVESTMENT CORPORATION
(a Delaware Corporation)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2003

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

Mr. Daniel S. Curran, President
and The Board of Directors
New Salem Investment Corporation
Chicago, Illinois

I have audited the accompanying statement of financial condition of New Salem Investment Corporation as of December 31, 2003. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. A n a udit a lso i ncludes a ssessing t he a ccounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of New Salem Investment Corporation as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

February 27, 2004

NEW SALEM INVESTMENT CORPORATION
(a Delaware Corporation)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

New Salem Investment Corporation (the Company) is a Delaware corporation, which is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange. The Company operates as a fully disclosed market maker.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Income Taxes

The Company has elected to be taxed as an S-Corporation; therefore its income flows through to its stockholders' tax returns. As a result, no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income. The Illinois replacement tax credit of approximately $14,200 has not been recorded on the Company's books.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Employees' Retirement Plan

The Company started a Profit Sharing and Money Purchase Plan effective during 2000. Contributions are based upon the employee's earnings. The Company contributions are calculated as an amount that can be deducted for federal tax purposes; the Company made no Pension contribution for 2003. The Retirement Plans are administered by an outside financial institution.

NEW SALEM INVESTMENT CORPORATION
(a Delaware Corporation)
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2003

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Operating Lease Commitment

As of April 1, 2001 the Company subleased office space from a related party under a noncancellable prime lease which expires on January 31, 2011. The sublease can be terminated or extended with 180 days notice. T he C ompany p aid $ 32,400 i n r ent expense under the terms of this lease in 2003. The following is a schedule by years of future minimum rents due under the sublease as of December 31, 2003:

Year Ending:

December 31, 2004	$ 21,077
December 31, 2005	21,709
December 31, 2006	22,361
December 31, 2007	23,032
December 31, 2008	23,722
December 31, 2009	24,434
December 31, 2010	25,167
December 31, 2011	2,113
Total Lease Commitment	$163,615

NOTE 3 -   FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative finan cial i nstruments a re u sed f or t rading p urposes, i ncluding h edges o f trading instruments, and are carried at quoted market value. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities, that is, marked to market.

NOTE 4 -   FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and options. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003, at market values and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

NEW SALEM INVESTMENT CORPORATION
(a Delaware Corporation)
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2003

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, clearing firms and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

NOTE 6- RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no material discrepancies. Therefore, no adjustments to the financial statements were required.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2003 the Company had net capital and net capital requirements of $306,610 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 64.8%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company subleases office space and shares expenses with an affiliated company. The Company's stockholder is a partner of the affiliated company. During the year ended December 31, 2003 the Company paid $489,149 in management fees to its affiliate. There are neither outstanding receivables from, nor payables to, the related party at December 31, 2003.